SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                              Pathmark Stores, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    70322A101
                                    ---------
                                 (CUSIP Number)

                                 August 1, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [x]
         (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

                  1,051,080

6. SHARED VOTING POWER

                  0

7. SOLE DISPOSITIVE POWER

                  1,051,080

8. SHARED DISPOSITIVE POWER

                  0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,051,080

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.0%

12. TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [x]
         (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

                  0

6. SHARED VOTING POWER

                  1,576,620

7. SOLE DISPOSITIVE POWER

                  0

8. SHARED DISPOSITIVE POWER

                  1,576,620

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,576,620

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.0%

12. TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [x]
         (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

                  0

6. SHARED VOTING POWER

                  1,576,620

7. SOLE DISPOSITIVE POWER

                  0

8. SHARED DISPOSITIVE POWER

                  1,576,620

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,576,620

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.0%

12. TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). Name of Issuer:

          Pathmark Stores, Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

          200 Milik Street
          Carteret, New Jersey 07008


Item 2(a). Name of Persons Filing:

          The names of the persons  filing this  statement  on Schedule 13G are:
          Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott Associates"), Elliott International, L.P. ("Elliott International"), and Elliott International Capital Advisors Inc. ("International Advisors" and collectively with Elliott Associates and Elliott International, the "Reporting Persons"). Paul
          E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc. ("Hambledon") is the general partner of Elliott International. International Advisors is the investment manager for Elliott International. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

          The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

          The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

Item 2(c).        Citizenship:

          Each  of  Elliott   Associates  and  Capital  Advisors  is  a  limited
          partnership formed under the laws of the State of Delaware.

          Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

          International Advisors is a corporation formed under the laws of the State of Delaware.

          Special GP is a limited liability company formed under the laws of the State of Delaware.

          Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

          Singer is a U.S. citizen.

Item 2(d).        Title of Class of Securities:

          Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e).        CUSIP Number:

          70322A101

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange
                    Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)   [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

               Elliott Associates beneficially owns 1,051,080 shares of Common Stock.

               Elliott   International  and   International   Advisors  together
               beneficially own 1,576,620 shares of Common Stock.

               Elliott  Associates,   Elliott  International  and  International
               Advisors together beneficially own an aggregate of 2,627,700 shares of Common Stock.

         (b) Percent of class:

               Elliott Associates' beneficial ownership of 1,051,080 shares of Common Stock constitutes 2.0% of all of the outstanding shares of Common Stock.

               Elliott International and International Advisors' aggregate beneficial ownership of 1,576,620 shares of Common Stock constitutes 3.0% of all of the outstanding shares of Common Stock.

               Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 2,627,700 shares of Common Stock constitutes 5.0% of all the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote

                    Elliott Associates has sole power to vote or direct the vote of 1,051,080 shares of Common Stock.

               (ii) Shared power to vote or to direct the vote

                    Elliott International and International Advisors together have shared power to vote or direct the vote of 1,576,620 shares of Common Stock.

               (iii) Sole power to dispose or to direct the disposition of

                    Elliott Associates has sole power to dispose or direct the disposition of 1,051,080 shares of Common Stock.

               (iv) Shared power to dispose or to direct the disposition of

                    Elliott International and International Advisors together have shared power to dispose or direct the disposition of 1,576,620 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a) in lieu of an Exhibit for the identity of the Reporting Persons.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 10, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               ----------------------
                                   Elliot Greenberg
                                   Vice President

         ELLIOTT INTERNATIONAL, L.P.
             By: Elliott International Capital Advisors Inc.,
                   as Attorney-in-Fact


                     By: /s/ Elliot Greenberg
                         ----------------------
                             Elliot Greenberg
                             Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             ----------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Pathmark Stores, Inc. dated August 10, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: August 10, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               ----------------------
                                   Elliot Greenberg
                                   Vice President

         ELLIOTT INTERNATIONAL, L.P.
             By: Elliott International Capital Advisors Inc.,
                   as Attorney-in-Fact


                     By: /s/ Elliot Greenberg
                         ----------------------
                             Elliot Greenberg
                             Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             ----------------------
                 Elliot Greenberg
                 Vice President